SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K

Annual Report
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934



02044380

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2001

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____ to _____

Commission file number: 333-92219

A.   Full title of the plan and the address of the plan, if different from that of the issuer
named below:

**Cooperative Bank for Savings, Inc. SSB 401(k)
Supplemental Retirement Plan**

B.   Name of issuer of the securities held pursuant to the plan and the address of its
principal executive office:

**Cooperative Bankshares, Inc.
201 Market Street
Wilmington, NC 28402**

PROCESSED

JUL 1 2 2002

THOMSON
FINANCIAL

REQUIRED INFORMATION

The Plan's financial statements are hereby incorporated by reference from the Plan's Form 5500-C/R Return/Report of Employee Benefit Plan which serves as the Plan's annual report to participants and is filed as Exhibit 1 to this Annual Report on Form 11-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COOPERATIVE BANK FOR SAVINGS, INC.
SSB 401(K) SUPPLEMENTAL RETIREMENT PLAN
(Name of Plan)

By: Cooperative Bank for Savings, Inc., SSB, as Plan Administrator

Date: June 28, 2002

By: Frederic Willett, III

INDEX TO EXHIBITS

Form **5500**

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits
Administration

Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee
Retirement Income Security Act of 1974 (ERISA) and sections 6039D, 6047(e),
6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ Complete all entries in accordance with
the instructions to the Form 5500.

2001

This Form is Open to
Public Inspection

Part I   Annual Report Identification Information

For the calendar plan year 2001 or fiscal plan year beginning _____ , and ending _____ ,

A This return/report is for: (1) ☐ a multiemployer plan;   (3) ☐ a multiple-employer plan; or
                                     (2) ☒ a single-employer plan (other than a   (4) ☐ a DFE (specify) _____
                                        multiple-employer plan);

B This return/report is: (1) ☐ the first return/report filed for the plan;   (3) ☐ the final return/report filed for the plan;
                                 (2) ☐ an amended return/report;   (4) ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here . . . . ▶ ☐

D If filing under an extension of time or the DFVC program, check box and attach required information (see instructions) . . . . ▶ ☐

Part II   Basic Plan Information -- enter all requested information.

1a Name of plan
COOPERATIVE BANK FOR SAVINGS, INC. SSB 401(K)
SUPPLEMENTAL RETIREMENT PLAN

1b Three-digit
plan number (PN) ▶ | 002

1c Effective date of plan (mo., day, yr.)
04/01/1991

2a Plan sponsor's name and address (employer, if for a single-employer plan)
(Address should include room or suite no.)
COOPERATIVE BANK FOR SAVINGS, INC.
SSB

P.O. BOX 600
201 MARKET STREET

WILMINGTON   NC   28402

2b Employer Identification Number (EIN)
56-0188330

2c Sponsor's telephone number
910-343-0181

2d Business code (see instructions)
522120

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.



_____   6/26/02   DARE C. RHODES
Signature of plan administrator   Date   Typed or printed name of individual signing as plan administrator

_____   6/26/02   FREDERICK WILLETTS, III
Signature of employer/plan sponsor/DFE   Date   Typed or printed name of individual signing as employer, plan sponsor or DFE as applicable

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v4.1   Form **5500** (2001)

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Official Use Only

3a Plan administrator's name and address (If same as plan sponsor, enter "Same") ADMINISTRATIVE COMMITTEE COOPERATIVE BANK FOR SAVINGS 201 MARKET STREET WILMINGTON NC 28402	**3b** Administrator's EIN 56-6179481 **3c** Administrator's telephone number 910-343-0181

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:

a Sponsor's name   **b** EIN   **c** PN

5 Preparer information (optional)   **a** Name (including firm name, if applicable) and address   **b** EIN   **c** Telephone number

6 Total number of participants at the beginning of the plan year.	**6**	117
7 Number of participants as of the end of the plan year (welfare plans complete only lines 7a, 7b, 7c, and 7d)		
a Active participants	**7a**	95
b Retired or separated participants receiving benefits	**7b**	0
c Other retired or separated participants entitled to future benefits	**7c**	25
d Subtotal. Add lines 7a, 7b, and 7c	**7d**	120
e Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	**7e**	0
f Total. Add lines 7d and 7e	**7f**	120
g Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	**7g**	113
h Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	**7h**	6
i If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	**7i**	0

8 Benefits provided under the plan (complete 8a through 8c, as applicable)

a [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): [2E] [2G] [2J] [2K] [ ] [ ] [ ] [ ] [ ]

b [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions): [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ]

c [ ] Fringe benefits (check this box if the plan provides fringe benefits)

9a Plan funding arrangement (check all that apply)
(1) [ ] Insurance
(2) [ ] Code section 412(i) insurance contracts
(3) [X] Trust
(4) [ ] General assets of the sponsor

9b Plan benefit arrangement (check all that apply)
(1) [ ] Insurance
(2) [ ] Code section 412(i) insurance contracts
(3) [X] Trust
(4) [ ] General assets of the sponsor

0 2 0 1 0 1 0 2 0 6

10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a Pension Benefit Schedules

(1) [X]   **R**   (Retirement Plan Information)

(2) [X] __1__ **T**   (Qualified Pension Plan Coverage Information)

If a Schedule T is not attached because the plan
is relying on coverage testing information for a
prior year, enter the year . . . . ▶ _____

(3) [ ]   **B**   (Actuarial Information)

(4) [ ]   **E**   (ESOP Annual Information)

(5) [ ]   **SSA** (Separated Vested Participant Information)

b Financial Schedules

(1) [ ]   **H**   (Financial Information)

(2) [X]   **I**   (Financial Information -- Small Plan)

(3) [ ] _____ **A**   (Insurance Information)

(4) [ ]   **C**   (Service Provider Information)

(5) [ ]   **D**   (DFE/Participating Plan Information)

(6) [ ]   **G**   (Financial Transaction Schedules)

(7) [X] __1__ **P**   (Trust Fiduciary Information)

c Fringe Benefit Schedule

[ ]   **F**   (Fringe Benefit Plan Annual Information)



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SCHEDULE I
(Form 5500)
Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits
Administration

Pension Benefit Guaranty Corporation

Financial Information -- Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2001

This Form is Open to Public Inspection.

For calendar year 2001 or fiscal plan year beginning , and ending , .

A Name of plan COOPERATIVE BANK FOR SAVINGS, INC. SSB 401(K) SUPPLEMENTAL R	**B** Three-digit plan number ▶ 002
C Plan sponsor's name as shown on line 2a of Form 5500 COOPERATIVE BANK FOR SAVINGS, INC. SSB	**D** Employer Identification Number 56-0188330

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I   **Small Plan Financial Information**

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

1	Plan Assets and Liabilities:		(a) Beginning of Year	(b) End of Year
a	Total plan assets	1a	2,541,103	2,732,984
b	Total plan liabilities	1b	0	0
c	Net plan assets (subtract line 1b from line 1a)	1c	2,541,103	2,732,984

2	Income, Expenses, and Transfers for this Plan Year:		(a) Amount	(b) Total
a	Contributions received or receivable			
	(1) Employers	2a(1)	78229	
	(2) Participants	2a(2)	186089	
	(3) Others (including rollovers)	2a(3)		
b	Noncash contributions	2b		
c	Other income	2c	146051	
d	Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		410369
e	Benefits paid (including direct rollovers)	2e	209197	
f	Corrective distributions (see instructions)	2f		
g	Certain deemed distributions of participant loans (see instructions)	2g		
h	Other expenses	2h	9291	
i	Total expenses (add lines 2e, 2f, 2g, and 2h)	2i		218488
j	Net income (loss) (subtract line 2i from line 2d)	2j		191881
k	Transfers to (from) the plan (see instructions)	2k		

3   **Specific Assets:** If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

			Yes	No	Amount
a	Partnership/joint venture interests	3a		X	
b	Employer real property	3b		X	

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		Yes	No	Amount
3c	Real estate (other than employer real property).....................................	3c		X	
d	Employer securities...	3d	X		2,175,044
e	Participant loans..	3e		X	
f	Loans (other than to participants)..............................	3f		X	
g	Tangible personal property......................................	3g		X	

Part II Transactions During Plan Year

			Yes	No	Amount
4	During the plan year:				
a	Did the employer fail to transmit to the plan any participant contributions within the maximum time period described in 29 CFR 2510.3-102? (See instructions)......................	4a		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participants' account balance...............................	4b		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?...	4c		X	
d	Did the plan engage in any nonexempt transaction with any party-in-interest?............	4d		X	
e	Was the plan covered by a fidelity bond?......................................	4e	X		2,500,000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?..	4f		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?.....................	4g		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?....	4h		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?...................	4i	X		2,175,044
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?...........................	4j		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach the IQPA's report. (See instructions for conditions to be eligible for waiver.)...............................	4k	X		

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year...................................... ☐ **Yes** ☒ **No** **Amount** _____

5b If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)

5b(2) EIN(s)

5b(3) PN(s)

SCHEDULE P
(FORM 5500)

Department of the Treasury
Internal Revenue Service

Annual Return of Fiduciary
of Employee Benefit Trust

This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).

Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a).

▶ **File as an attachment to Form 5500 or 5500-EZ.**

Official Use Only

OMB No. 1210-0110

2001

This Form is Open to
Public Inspection.

For trust calendar year 2001 or fiscal year beginning _____ , and ending _____ ,

1a Name of trustee or custodian

FIRST TRUST CORPORATION

b Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

717 17TH STREET, SUITE 2600

c City or town, state, and ZIP code

DENVER   CO   80202

2a Name of trust
COOPERATIVE BANK FOR SAVINGS, INC. SSB 401(K) SUPPLEMENTAL RETIREMENT

b Trust's employer identification number   84-0519832

3 Name of plan if different from name of trust

4 Have you furnished the participating employee benefit plan(s) with the trust financial information required to be reported by the plan(s)? . . . . [X] Yes   [ ] No

5 Enter the plan sponsor's employer identification number as shown on Form 5500 or 5500-EZ . . . . ▶   56-0188330

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.

Signature of fiduciary ▶ _Frederic del'Otti III_   Date ▶ 6-26-02

For the Paperwork Reduction Notice and OMB Control Numbers, see the instructions for Form 5500 or 5500-EZ.

v4.1   Schedule P (Form 5500) 2001



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SCHEDULE R
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits
Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the
Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the
Internal Revenue Code (the Code).

▶ **File as an Attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2001

This Form is Open to
Public Inspection.

For calendar year 2001 or fiscal plan year beginning , and ending ,

A Name of plan	**B** Three-digit
COOPERATIVE BANK FOR SAVINGS, INC. SSB 401(K) SUPPLEMENTAL R	plan number ▶ 002

C Plan sponsor's name as shown on line 2a of Form 5500	**D** Employer Identification Number
COOPERATIVE BANK FOR SAVINGS, INC. SSB	56-0188330

Part I   Distributions

All references to distributions relate only to payments of benefits during the plan year.

1   Total value of distributions paid in property other than in cash or the forms of property specified
in the instructions . . . .   **1** $ 0

2   Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries
during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts
of benefits).   _____84-0519832_____   _____

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3   Number of participants (living or deceased) whose benefits were distributed in a single sum, during
the plan year·   **3**

Part II   Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4   Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)?. . . . .   ☐ Yes   ☐ No   ☐ N/A
If the plan is a defined benefit plan, go to line 7.

5   If a waiver of the minimum funding standard for a prior year is being amortized in this
plan year, see instructions, and enter the date of the ruling letter granting the waiver. . . . .   ▶   Month_____ Day_____ Year_____
If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year . . . .   **6a** $_____

 b Enter the amount contributed by the employer to the plan for this plan year . . . .   **6b** $_____

 c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left
of a negative amount) . . . .   **6c** $_____
If you completed line 6c, do not complete the remainder of this schedule.

7   If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic
approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? . .   ☐ Yes   ☐ No   ☐ N/A
Do not complete line 8, if the plan is a multiemployer plan or a plan with 100 or fewer participants during the prior plan year (see inst.).

8   Is the employer electing to compute minimum funding for this plan year using the transitional rule
provided in Code section 412(l)(11) and ERISA section 302(d)(11)? . . . .   ☐ Yes   ☐ No   ☐ N/A

Part III   Amendments

9   If this is a defined benefit pension plan, were any amendments adopted during this plan year that
increased the value of benefits? (see instructions). . . . .   ☐ Yes   ☐ No

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v4.1   Schedule R (Form 5500) 2001

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SCHEDULE T
(Form 5500)

Department of the Treasury
Internal Revenue Service

Qualified Pension Plan Coverage Information

This form is required to be filed under section 6058(a) of the
Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

OMB No. 1210-0110

2001

**This Form is Open to
Public Inspection.**

For calendar year 2001 or fiscal plan year beginning _____ , and ending _____

A Name of plan COOPERATIVE BANK FOR SAVINGS, INC. SSB 401(K) SUPPLEMENTAL R	**B** Three-digit plan number ▶ 002
C Plan sponsor's name as shown on line 2a of Form 5500 COOPERATIVE BANK FOR SAVINGS, INC. SSB	**D** Employer Identification Number 56-0188330

Note: If the plan is maintained by:

● More than one employer and benefits employees who are not collectively-bargained employees, a separate Schedule T may be required for each employer (see the instruction for line 1).

● An employer that operates qualified separate lines of business (QSLOBs) under Code section 414(r), a separate Schedule T may be required for each QSLOB (see the instruction for line 2).

1 If this schedule is being filed to provide coverage information regarding the noncollectively bargained employees of an employer participating in a plan maintained by more than one employer, enter the name and EIN of the participating employer:

1a Name of participating employer

1b Employer identification number

2 If the employer maintaining the plan operates QSLOBs, enter the following information:

a The number of QSLOBs that the employer operates is_____.

b The number of such QSLOBs that have employees benefiting under this plan is_____.

c Does the employer apply the minimum coverage requirements to this plan on an employer-wide rather than a QSLOB basis? . . . ☐ Yes ☐ No

d If the entry on line 2b is two or more and line 2c is "No," identify the QSLOB to which the coverage information given on line 3 or 4 relates.
   ▶ _____

3 Exceptions -- Check the box before each statement that describes the plan or the employer. Also see instructions.
If you check any box, do not complete the rest of this Schedule.

a ☐ The employer employs only highly compensated employees (HCEs).

b ☐ No HCEs benefited under the plan at anytime during the plan year.

c ☐ The plan benefits only collectively-bargained employees.

d ☐ The plan benefits all nonexcludable nonhighly compensated employees of the employer (as defined in Code sections 414(b), (c), and (m)), including leased employees and self-employed individuals.

e ☐ The plan is treated as satisfying the minimum coverage requirements under Code section 410(b)(6)(C).

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Page **2**

Official Use Only

4   Enter the date the plan year began for which coverage data is being submitted.   Month <u>01</u>   Day <u>01</u>   Year <u>2001</u>

a   Did any leased employees perform services for the employer at any time during the plan year?. . . . . ☐ Yes ☒ No

b   In testing whether the plan satisfies the coverage and nondiscrimination tests of Code sections 410(b) and 401(a)(4),
      does the employer aggregate plans?. . . . . ☐ Yes ☒ No

c   Complete the following:

(1) Total number of employees of the employer (as defined in Code section 414(b), (c), and (m)), including leased employees and self-employed individuals	**c(1)**	149
(2) Number of excludable employees as defined in IRS regulations (see instructions)	**c(2)**	42
(3) Number of nonexcludable employees. (Subtract line 4c(2) from line 4c(1)).	**c(3)**	107
(4) Number of nonexcludable employees (line 4c(3)) who are HCEs	**c(4)**	6
(5) Number of nonexcludable employees (line 4c(3)) who benefit under the plan	**c(5)**	99
(6) Number of benefiting nonexcludable employees (line 4c(5)) who are HCEs	**c(6)**	6

d   Enter the plan's ratio percentage and, if applicable, identify the disaggregated part of the plan to which the
      information on lines 4c and 4d pertains (see instructions) ▶   <u>401(M)</u> | **d** | 92.1   % |

e   Identify any disaggregated part of the plan and enter the ratio percentage or exception (see instructions).

	Disaggregated part:	Ratio Percentage:	Exception:
(1)	401(K)		D
(2)	NONELECTIVE		B
(3)			

f   This plan satisfies the coverage requirements on the basis of (check one):   **(1)** ☒ the ratio percentage test   **(2)** ☐ average benefit test

